SAMSON OIL & GAS LIMITED ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

Denver 7.00pm 17 November 2009 - Perth 11.00am 18 November 2009

Pursuant to ASX Listing Rule 3.13.2, Samson Oil & Gas Limited advises on the outcome of voting on the resolutions put to shareholders at the Annual General Meeting held on 18 November 2009.

Details of the voting in regard to the resolutions (together with the information required to be given by Section 251AA of the Corporations Act) was as follows:

Resolution 1 – Re - Election of Mr N T MacLachlan as a Director

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	68,064,330

Votes of proxies directed to vote against the resolution	:	3,391,680

Votes of proxies directed to abstain on the resolution	:	84,140

Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 2 – Adoption of Remuneration Report

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	69,006,650

Votes of proxies directed to vote against the resolution	:	2,451,040

Votes of proxies directed to abstain on the resolution	:	82,460

Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 3 – Issue of Shares to Mr N T MacLachlan

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	67,020,542

Votes of proxies directed to vote against the resolution	:	3,947,448

Votes of proxies directed to abstain on the resolution	:	572,160

Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 4 – Issue of Shares to Mr T M Barr

Resolution passed by a show of hand. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	67,102,542

Votes of proxies directed to vote against the resolution	:	3,865,448

Votes of proxies directed to abstain on the resolution	:	572,160

Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 5 – Issue of Shares to Dr V Rudenno

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	67,060,542

Votes of proxies directed to vote against the resolution	:	3,887,448

Votes of proxies directed to abstain on the resolution	:	592,160

Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 6 – Issue of Shares to Mr K Skipper

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	67,060,542

Votes of proxies directed to vote against the resolution	:	3,907,448

Votes of proxies directed to abstain on the resolution	:	572,160

Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 7 – Issue of Options to Dr V Rudenno

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	66,915,942

Votes of proxies directed to vote against the resolution	:	3,570,790

Votes of proxies directed to abstain on the resolution	:	1,053,418

Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 8 – Issue of Options to Mr K Skipper

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	66,915,942

Votes of proxies directed to vote against the resolution	:	3,590,790

Votes of proxies directed to abstain on the resolution	:	1,033,418

Votes of proxies able to vote at the proxies' discretion	:	-

For and on behalf of the Board of Directors of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.